NEWS RELEASE
FOR IMMEDIATE RELEASE
Contact:  Robert S. Huffstodt

                    LUKENS ANNOUNCES CHARGE TO 1997 EARNINGS

ALBUQUERQUE, NM, December 29, 1997 --- Lukens Medical Corporation (NASDAQ-LUKN) today announced that it expects to take a charge against 1997 net earnings of up to $3.5 million. A substantial portion of the charge is an inventory write-off relating to the discontinuation of many low-margin or slow-moving suture products based on the Company's desire to limit its sales activities to selected, more profitable markets. The Company has also revised its inventory costing policies, and reduced the valuation of certain investments, which add to the magnitude of the charge. The announcement came at the conclusion of a major strategic review initiated by the Company's new Chairman, Robert L. Priddy.

Earnings from ongoing operating activities, which the Company expects to be ahead of 1996, are not impacted by the charge.

Robert S. Huffstodt, President & CEO, said, "We all agree that the time has come to take a more conservative view of the markets we are trying to penetrate, as well as the breadth of the product lines that we offer. For a long time, we have tried to address every suture niche and need. For example, our many attempts to grow a worldwide cardiovascular suture business have met with only sporadic and limited successes, while demanding a large and expensive inventory, which is then subject to obsolescence issues as well. This is no longer going to be our strategy as we will eliminate hundreds of product codes from our line, and focus on serving our key customers better. At the same time, we will be focusing on the more profitable lines, both in sutures, and in our non-suture businesses. By redirecting many of our resources, we see ourselves better able to accelerate the impact from our India venture, for example, where each needle we make increases our gross margin significantly. In fact, all of the steps we are taking are aimed at improving cash flow and long-term profitability."

Added Robert L. Priddy, Chairman, "I see both this charge and this change in focus as critical steps in our progress toward becoming a true growth company. By maximizing our attentions and our resources on the truly profitable and significant opportunities we have facing us, we stand a much better chance of success. I look forward to 1998 and expect that the steps we have taken to re-focus the Company will really begin to show results. At the same time, we will continue to review all ways to enhance shareholder value."


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"Safe Harbor"  Statement under the private  Securities  Litigation Reform Act of
1995: The statements which are not historical facts contained in this release are forward looking statements that involve risks and uncertainties, including, but not limited to, the ability of the Company to continue to obtain financing for its activities, the effect of economic conditions both domestically and internationally, the impact of competition, the ability of joint venture partners and distributors to sell the Company's products, changes in customer preferences and trends and other risks detailed in the Company's Securities and Exchange Commission filings.


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